VIA EDGAR

May 28, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ronald E. Alper

Re: Lionheart Holdings

Amendment No 1. To Draft Registration Statement on Form S-1

Submitted May 10, 2024

CIK No. 0002015955

Dear Mr. Alper:

Lionheart Holdings (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 23 2024, regarding our Draft Registration Statement on Form S-1 submitted to the Commission on May 10, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 10, 2024

Risks Relating to Our Securities

The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering . . . , page 74

1. We note your disclosure that the non-managing sponsor investors are interested in purchasing “substantially all of the units in this offering,” but that none has expressed an interest in purchasing more than 9.9% of the units sold. Please state the number of nonmanaging sponsor investors who have expressed an interest in purchasing units in the offering and address whether the limited number of public shareholders would impact the company’s listing eligibility.

We respectfully inform the Staff that we have added the number of non-managing sponsor investors who have expressed an interest in purchasing units in the offering to both the cover page of the prospectus as well as to the definition of non-managing sponsor investors in the definitions section of the Summary portion of the prospectus.

In addition the Company is cognizant of the Nasdaq listing eligibility requirements, including the requisite number of public shareholders, and we have added disclosure in the instant risk factor to indicate that we do not expect any purchase of units by the non-managing sponsor investors to negatively impact our ability to meet Nasdaq listing eligibility requirements.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., by telephone at 212-370-1300.

Sincerely,

Lionheart Holdings

/s/ Ophir Sternberg
Ophir Sternberg
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.